Exhibit 99.5

CONFIDENTIAL

August [   ], 2026

Chief Executive Officer

NFT Limited

Office Q 11th Floor, Kings Wing Plaza 2
No.1 Kwan Street, Sha Tin, New Territories
Hong Kong

This agreement (the “Agreement”) constitutes the agreement between NFT Limited, a Cayman Islands exempted company incorporated under the laws of the Cayman Islands (the “Company”), and Maxim Group LLC (“Maxim” or the “Lead Manager”), that Maxim shall serve as the exclusive lead placement agent for the Company, on a “reasonable best efforts” basis (a “Placement”), in connection with the proposed offerings of securities (the “Securities”) of the Company. The terms of such Placement and the Securities shall be mutually agreed upon by the Company and the Lead Manager and, if a direct placement, the purchasers (each, a “Purchaser” and collectively, the “Purchasers”) and nothing herein grants Maxim the power or authority to bind the Company or any Purchaser or creates an obligation for the Company to issue any Securities or complete the Placement. This Agreement and the documents executed and delivered by the Company and the Purchasers in connection with the Placement shall be collectively referred to herein as the “Transaction Documents.” The date of the closing of the Placement shall be referred to herein as the “Closing Date.” The Company expressly acknowledges and agrees that Maxim’s obligations hereunder are on a reasonable best efforts basis only and that the execution of this Agreement does not constitute a commitment by Maxim to purchase the Securities and does not ensure the successful placement of the Securities or any portion thereof or the success of Maxim with respect to securing any other financing on behalf of the Company. Maxim may retain other brokers or dealers to act as sub-agents or selected-dealers on its behalf in connection with the Placement.

The sale of Securities to any Purchaser will be evidenced by a purchase agreement (“Purchase Agreement”) between the Company and such Purchaser, if required by the Purchaser, in a form reasonably satisfactory to the Company and Maxim. Prior to the signing of any Purchase Agreement, officers of the Company with responsibility for financial affairs will be reasonably available to answer inquiries from prospective Purchasers. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Purchase Agreement.

Notwithstanding anything herein to the contrary, in the event that Maxim determines that any of the terms provided for hereunder shall not comply with a FINRA rule, including, but not limited to, FINRA Rule 5110, then the Company shall agree to amend this Agreement in writing upon the request of Maxim to comply with any such rules; provided that any such amendments shall not provide for terms that are less favorable to the Company.

300 Park Avenue, 16th Floor * New York, NY 10022 * (212) 895-3500 * (800) 724-0761 * fax (212) 895-3783 * www.maximgrp.com

NFT Limited

August 21, 2026

SECTION 1. Compensation and other Fees.

As compensation for the services provided by Maxim hereunder, the Company agrees to pay to Maxim the fees set forth below with respect to the Placement:

(i)	A cash fee payable immediately upon the closing of the Placement equal to six percent (6.0%) of the aggregate gross proceeds raised in the Placement (the “Cash Fee”) on the Closing Date from the sale of Securities.

(ii)	Subject to compliance with FINRA Rule 5110(f)(2)(D), the Company also agrees, in case of a Closing of the Placement, to reimburse the Lead Manager for all reasonable and documented out-of-pocket expenses incurred, including the reasonable fees, costs and disbursements of its legal counsel, in an amount not to exceed an aggregate of $50,000. The Company will reimburse Lead Manager directly upon the Closing of the Placement from the gross proceeds raised in the Placement.

(iii)	Maxim shall be entitled to a transaction fee of six percent (6.0%) with respect to any public or private financing of equity, equity-linked, or convertible securities or other capital-raising activity (“Tail Financing”) to the extent such financing or capital is provided to the Company by any of the investors contacted or introduced by Maxim to the Company during the term of this Agreement if such Tail Financing is consummated at a time within twelve (12) months after March 10, 2026, pursuant to the placement agency agreement, dated March 10, 2026, between the Company and Maxim. Upon Closing, following a written request by the Company, Maxim shall provide by electronic mail a written list of such persons or entities that Maxim had actually contacted or introduced to the Company, together with reasonable documentary evidence of written communications demonstrating that such persons or entities were in fact introduced to the Company by Maxim; provided, however, that the number of such persons or entities shall not exceed twenty (20). Notwithstanding anything to the contrary herein, and for the avoidance of doubt, the Tail Financing shall not apply to any transaction conducted in reliance on Regulation S that does not involve the engagement of an underwriter, agent, advisor, or finder. Notwithstanding the foregoing, in the event that this Agreement is terminated by the Company pursuant to a Termination for Cause (as defined in Section 6), Maxim shall not be entitled to receive any fee under this Section 1(iii).

SECTION 2. [Reserved].

SECTION 3. REPRESENTATIONS AND WARRANTIES. The Company makes to Maxim all of the representations and warranties which the Company makes to the Purchasers in the Purchase Agreement, and in addition makes the following representation:

FINRA Affiliations. There are no affiliations with any FINRA member firm among the Company’s officers, directors or, to the knowledge of the Company, any five percent (5%) or greater shareholder of the Company, except as set forth in the Company’s public filings under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission (the “SEC Filings”).

Members FINRA & SIPC

300 Park Avenue, 16th Floor * New York, NY 10022 * (212) 895-3500 * (800) 724-0761 * fax (212) 895-3783 * www.maximgrp.com

NFT Limited

August 21, 2026

SECTION 4. REPRESENTATIONS OF MAXIM. Maxim represents and warrants that it (i) is a member in good standing of FINRA, (ii) is registered as a broker/dealer under the Securities Exchange Act of 1934 (the “Exchange Act”), (iii) is licensed as a broker/dealer under the laws of the States applicable to the offers and sales of Securities by Maxim, (iv) is and will be a corporate body validly existing under the laws of its place of incorporation; (v) agrees to comply in all material respects with applicable provisions of the Act and any regulations thereunder and any applicable laws, rules, regulations and requirements (including, without limitation, all U.S. state law and all national, provincial, city or other legal requirements) in effecting the Placement, (vi) has duly authorized and executed this Agreement and that this Agreement constitutes a legal, valid and binding agreement of Maxim enforceable in accordance with its terms, and (vii) neither it, any person compensated for soliciting investors in the Placement, nor any general partner, managing member, executive officer, director or officer of the Placement Agent participating in the Placement is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2). Maxim will immediately notify the Company in writing of any change in its status as such. Maxim covenants that it will use its reasonable best efforts to conduct the Transaction hereunder in compliance with the provisions of this Agreement and the requirements of applicable law. Except as required by law or as contemplated by this agreement, Maxim will keep confidential all material nonpublic information, including information regarding the Transaction contemplated hereunder, provided to it by the Company or its affiliates or advisors and use such information only for the purposes contemplated herein.

SECTION 5. INDEMNIFICATION. The Company agrees to the indemnification and other agreements set forth in the Indemnification Provisions (the “Indemnification”) attached hereto as Addendum A, the provisions of which are incorporated herein by reference and shall survive the termination or expiration of this Agreement.

SECTION 6. ENGAGEMENT TERM. Maxim’s engagement hereunder shall be the earlier of (i) the Closing Date and (ii) the date each party mutually agrees to terminate the engagement. Notwithstanding anything to the contrary contained herein, the provisions concerning confidentiality, indemnification, contribution and the Company’s obligations to pay fees and reimburse expenses earned or due prior to the termination of the Agreement contained herein and the Company’s obligations contained in the Indemnification Provisions will survive any expiration or termination of this Agreement. Maxim agrees not to use any confidential information concerning the Company provided to Maxim by the Company for any purposes other than those contemplated under this Agreement.

SECTION 7. SUBSEQUENT EQUITY SALES.

(A) From the date hereof until thirty (30) days after the Closing Date (the “Standstill Period”), neither the Company nor any Subsidiary shall (i) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Ordinary Shares or Ordinary Share Equivalents or (ii) file any registration statement or amendment or supplement thereto without prior written consent of the Placement Agent (such consent not to be unreasonably withheld, conditioned or delayed), other than the Prospectus, filing a registration statement on Form S-8 in connection with any employee benefit plan, updating an effective registration statement on Form F-3 through future SEC Filings or filing a registration statement on Form F-4 in connection with a transaction described in Section 7(B)(c).

(B) Notwithstanding the foregoing, this Section 7 shall not apply in respect of an Exempt Issuance.

SECTION 8. LEAD MANAGER INFORMATION. The Company agrees that any information or advice rendered by Maxim in connection with this engagement is for the confidential use of the Company only in their evaluation of the Placement and, except as otherwise required by law, the Company will not disclose or otherwise refer to the advice or information in any manner without Maxim’s prior written consent, provided, however, that the Company may share such information or advice with its directors, officers, employees, legal counsel and financial advisors on a confidential basis.

Members FINRA & SIPC

300 Park Avenue, 16th Floor * New York, NY 10022 * (212) 895-3500 * (800) 724-0761 * fax (212) 895-3783 * www.maximgrp.com

NFT Limited

August 21, 2026

SECTION 9. NO FIDUCIARY RELATIONSHIP. This Agreement does not create, and shall not be construed as creating rights enforceable by any person or entity not a party hereto, except those entitled hereto by virtue of the Indemnification Provisions hereof. The Company acknowledges and agrees that Maxim is and shall not be construed to be a fiduciary of the Company and shall have no duties or liabilities to the equity holders or the creditors of the Company or any other person by virtue of this Agreement or the retention of Maxim hereunder, all of which are hereby expressly waived.

SECTION 10. CLOSING. The obligations of Maxim and the closing of the sale of the Securities hereunder are subject to the accuracy, when made and on the Closing Date, of the representations and warranties on the part of the Company and its Subsidiaries contained herein, to the accuracy of the statements of the Company and its Subsidiaries made in any certificates pursuant to the provisions hereof, to the performance by the Company and its Subsidiaries of their obligations hereunder, and to each of the following additional terms and conditions:

(A) All corporate proceedings and other legal matters incident to the authorization, form, execution, delivery and validity of each of this Agreement, the Securities, and all other legal matters relating to this Agreement and the transactions contemplated hereby shall be reasonably satisfactory in all material respects to Maxim, and the Company shall have furnished to such counsel all documents and information that they may reasonably request to enable them to pass upon such matters.

(B) Maxim shall have received from outside counsel to the Company such counsel’s written opinion, addressed to Maxim and dated as of the Closing Date, in form and substance reasonably satisfactory to Maxim.

(C) Neither the Company nor any of its Subsidiaries (i) shall have sustained since the date of the latest audited financial statements of the Company included in the SEC Filings, any loss or interference with its business from fire, explosion, flood, terrorist act or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth in or contemplated by the SEC Filings, and (ii) since such date there shall not have been any change in the capital stock or long-term debt of the Company or any of its subsidiaries or any change, or any development involving a prospective change, in or affecting the business, general affairs, management, financial position, stockholders’ equity, results of operations or prospects of the Company and its subsidiaries, otherwise than as set forth in or contemplated by the SEC Filings, the effect of which, in any such case described in clause (i) or (ii), is, in the reasonable judgment of Maxim, so material and adverse as to make it impracticable or inadvisable to proceed with the sale or delivery of the Securities on the terms and in the manner contemplated by the Purchase Agreement.

(D) The ordinary shares of the Company are registered under the Exchange Act.

(E) No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any governmental agency or body which would, as of the Closing Date, prevent the issuance or sale of the Securities or materially and adversely affect the business or operations of the Company; and no injunction, restraining order or order of any other nature by any federal or state court of competent jurisdiction shall have been issued as of the Closing Date which would prevent the issuance or sale of the Securities or materially and adversely affect the business or operations of the Company.

(F) The Company shall have prepared and filed with the Commission a report on Form 6-K with respect to the Placement.

(G) The Company shall have entered into Purchase Agreements with each of the Purchasers and such agreements shall be in full force and effect and shall contain representations and warranties of the Company as agreed between the Company and the Purchasers.

Members FINRA & SIPC

300 Park Avenue, 16th Floor * New York, NY 10022 * (212) 895-3500 * (800) 724-0761 * fax (212) 895-3783 * www.maximgrp.com

NFT Limited

August 21, 2026

(H) Prior to the Closing Date, the Company shall have furnished to Maxim such further information, certificates and documents as Maxim may reasonably request.

SECTION 11. GOVERNING LAW. This Agreement will be governed by, and construed in accordance with, the laws of the State of New York applicable to agreements made and to be performed entirely in such State. This Agreement may not be assigned by either party without the prior written consent of the other party. This Agreement shall be binding upon and inure to the benefit of the parties hereto, and their respective successors and permitted assigns. Any right to trial by jury with respect to any dispute arising under this Agreement or any transaction or conduct in connection herewith is waived. Any dispute arising under this Agreement may be brought into the courts of the State of New York or into the Federal Court located in New York, New York and, by execution and delivery of this Agreement, the Company hereby accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of aforesaid courts. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by delivering a copy thereof via overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. If either party shall commence an action or proceeding to enforce any provisions of a Transaction Document, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorney’s fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

SECTION 12. ENTIRE AGREEMENT/MISCELLANEOUS. This Agreement (including the attached Indemnification Provisions) embodies the entire agreement and understanding between the parties hereto and supersedes all prior agreements and understandings relating to the subject matter hereof. If any provision of this Agreement is determined to be invalid or unenforceable in any respect, such determination will not affect such provision in any other respect or any other provision of this Agreement, which will remain in full force and effect. This Agreement may not be amended or otherwise modified or waived except by an instrument in writing signed by Maxim and the Company. The representations, warranties, agreements and covenants contained herein shall survive the closing of the Placement and delivery and/or exercise of the Securities, as applicable. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or a “.pdf” format file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile signature page were an original thereof.

SECTION 13. CONFIDENTIALITY. Maxim (i) will keep the Confidential Information (as such term is defined below) confidential and will not (except as required by applicable law or stock exchange requirement, regulation or legal process), without the Company’s prior written consent, disclose to any person any Confidential Information, and (ii) will not use any Confidential Information other than in connection with its evaluation of the Transaction. Maxim further agrees to disclose the Confidential Information only to its Representatives who need to know the Confidential Information for the purpose of evaluating the Transaction, and who are informed by Maxim of the confidential nature of the Confidential Information. The term “Confidential Information” shall mean, all confidential, proprietary and non-public information (whether written, oral or electronic communications) furnished by the Company to Maxim or its Representatives in connection with Maxim’s evaluation of the Transaction. The term “Confidential Information” will not, however, include information which (i) is or becomes publicly available other than as a result of a disclosure by Maxim or its Representatives in violation of this Agreement, (ii) is or becomes available to Maxim or any of its Representatives on a nonconfidential basis from a third-party, (iii) is known to Maxim or any of its Representatives prior to disclosure by the Company or any of its Representatives, (iv) is or has been independently developed by Maxim and/or the Representatives without use of any Confidential Information furnished to it by the Company, or (v) is required to be disclosed pursuant to applicable legal or regulatory authority.. The term “Representatives” shall mean a party's directors, board committees, officers, employees, financial advisors, attorneys and accountants. This provision shall be in full force until the earlier of (a) the date that the Confidential Information ceases to be confidential and (b) two years from the date hereof.

Members FINRA & SIPC

300 Park Avenue, 16th Floor * New York, NY 10022 * (212) 895-3500 * (800) 724-0761 * fax (212) 895-3783 * www.maximgrp.com

NFT Limited

August 21, 2026

SECTION 14. NOTICES. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via email attachment at the email address as set forth or facsimile at the facsimile number specified on the signature pages attached hereto prior to 6:30 p.m. (New York City time) on a business day, (b) the next business day after the date of transmission, if such notice or communication is delivered via email attachment at the email address as set forth or facsimile at the facsimile number on the signature pages attached hereto on a day that is not a business day or later than 6:30 p.m. (New York City time) on any business day, (c) the business day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages hereto.

SECTION 15. RIGHT OF FIRST REFUSAL. The Company hereby grants Maxim the right of first refusal for a period of twelve (12) months after the final Closing to act as the sole managing underwriter and book runner, or sole placement agent or sales agent, for any and all future public or private equity, equity-linked or debt (excluding commercial bank debt) offerings for which the Company retains the service of an underwriter, agent, advisor, finder or other person or entity in connection with such offering during such twelve (12) month period of the Company, or any successor to or any subsidiary of the Company (the “Subsequent Offering”). Notwithstanding anything to the contrary herein, and for the avoidance of doubt, the right of first refusal shall not apply to any transaction conducted in reliance on Regulation S that does not involve the engagement of an underwriter, agent, advisor, or finder. The Company shall not offer to retain any entity or person in connection with any such offering on terms more favorable than terms on which it offers to retain Maxim. Such offer shall be made in writing in order to be effective. The Company shall provide Maxim with written notice of no less than three (3) business days following its election to engage in a Subsequent Offering, which notice shall describe the proposed terms and conditions of such Subsequent Offering. Maxim shall notify the Company within fifteen (15) business days of its receipt of the written offer contemplated above as to whether or not it agrees to accept such retention. If Maxim should decline such retention, the Company shall have no further obligations to Maxim with respect to other Subsequent Offering, except as otherwise provided for herein.

[Signature page follows]

Members FINRA & SIPC

300 Park Avenue, 16th Floor * New York, NY 10022 * (212) 895-3500 * (800) 724-0761 * fax (212) 895-3783 * www.maximgrp.com

NFT Limited

August 21, 2026

We are excited about this equity offering and look forward to working with you. Please confirm that the foregoing correctly sets forth our agreement by signing and returning the enclosed copy of this Agreement.

Very truly yours,

Maxim Group LLC

By:
Ritesh Veera
Co-Head of Investment Banking

Address for notice:
300 Park Avenue
16th Floor
New York, NY 10022

Accepted and Agreed to as of

the date first written above:

NFT LIMITED

By:
	Name:	Yanying Wang
	Title:	Chief Executive Officer

Address for notice:

Chief Executive Officer

NFT Limited

Office Q 11th Floor, Kings Wing Plaza 2
No.1 Kwan Street, Sha Tin, New Territories
Hong Kong

Members FINRA & SIPC

300 Park Avenue, 16th Floor * New York, NY 10022 * (212) 895-3500 * (800) 724-0761 * fax (212) 895-3783 * www.maximgrp.com

NFT Limited

August 21, 2026

ADDENDUM

INDEMNIFICATION PROVISIONS

In connection with the engagement of Maxim Group LLC (“Maxim”) by NFT Limited (the “Company”) pursuant to this Agreement, the Company hereby agrees as follows:

1.	To the extent permitted by law, the Company will indemnify Maxim and each of its affiliates, directors, officers, employees and controlling persons (within the meaning of Section 15 of the Securities Act of 1933, as amended, or Section 20 of the Securities Exchange Act of 1934, as amended) against all losses, claims, damages, expenses and liabilities, as the same are incurred (including the reasonable fees and expenses of counsel), relating to or arising out of its activities hereunder or pursuant to the Agreement, except, with regard to Maxim, to the extent that any losses, claims, damages, expenses or liabilities (or actions in respect thereof) are found in a final judgment (not subject to appeal) by a court of law to have resulted primarily and directly from Maxim’s willful misconduct or gross negligence in performing the services described herein, as the case may be.

2.	Promptly after receipt by Maxim of notice of any claim or the commencement of any action or proceeding with respect to which Maxim is entitled to indemnity hereunder, Maxim will notify the Company in writing of such claim or of the commencement of such action or proceeding, and the Company will assume the defense of such action or proceeding and will employ counsel reasonably satisfactory to Maxim and will pay the fees and expenses of such counsel. Notwithstanding the preceding sentence, Maxim will be entitled to employ counsel separate from counsel for the Company and from any other party in such action if counsel for Maxim reasonably determines that it would be inappropriate under the applicable rules of professional responsibility for the same counsel to represent both the Company and Maxim. In such event, the reasonable fees and disbursements of no more than one such separate counsel will be paid by the Company. The Company will have the exclusive right to settle the claim or proceeding provided that the Company will not settle any such claim, action or proceeding without the prior written consent of Maxim, which will not be unreasonably withheld, unless such settlement (x) includes an unconditional release of Maxim from all liability on claims that are the subject matter of such proceeding and (y) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of Maxim.

3.	The Company agrees to notify Maxim promptly of the assertion against it or any other person of any claim or the commencement of any action or proceeding relating to a transaction contemplated by the Agreement.

4.	If for any reason the foregoing indemnity is unavailable to Maxim, or insufficient to hold Maxim harmless, then the Company shall contribute to the amount paid or payable by Maxim, as the case may be, as a result of such losses, claims, damages or liabilities in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand, and Maxim on the other, but also the relative fault of the Company on the one hand and Maxim on the other that resulted in such losses, claims, damages or liabilities, as well as any relevant equitable considerations. The amounts paid or payable by a party in respect of losses, claims, damages and liabilities referred to above shall be deemed to include any legal or other fees and expenses incurred in defending any litigation, proceeding or other action or claim. Notwithstanding the provisions hereof, Maxim’s share of the liability hereunder shall not be in excess of the amount of fees actually received, or to be received, by Maxim under the Agreement (excluding any amounts received as reimbursement of expenses incurred by Maxim).

Members FINRA & SIPC

300 Park Avenue, 16th Floor * New York, NY 10022 * (212) 895-3500 * (800) 724-0761 * fax (212) 895-3783 * www.maximgrp.com

NFT Limited

August 21, 2026

5.	These Indemnification Provisions shall remain in full force and effect whether or not the transaction contemplated by the Agreement is completed and shall survive the termination of the Agreement, and shall be in addition to any liability that the Company might otherwise have to any indemnified party under the Agreement or otherwise; provided, however, that the Company's aggregate liability under these Indemnification Provisions shall not exceed an amount equal to one hundred percent (100%) of the aggregate gross proceeds raised by the Company in the Placement.

Very truly yours,

Maxim Group LLC

By:
Ritesh Veera
Co-Head of Investment Banking

Address for notice:
300 Park Avenue
16th Floor
New York, NY 10022

Accepted and Agreed to as of

the date first written above:

NFT LIMITED

By:
	Name:	Yanying Wang
	Title:	Chief Executive Officer

Address for notice:

Chief Executive Officer

NFT Limited

Office Q 11th Floor, Kings Wing Plaza 2
No.1 Kwan Street, Sha Tin, New Territories
Hong Kong

Members FINRA & SIPC

300 Park Avenue, 16th Floor * New York, NY 10022 * (212) 895-3500 * (800) 724-0761 * fax (212) 895-3783 * www.maximgrp.com